Filed Pursuant to Rule 424(b)(2)
File No. 333-236148

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 12, 2021

Pricing Supplement No. 8 dated May    , 2021

(to Prospectus Supplement dated February 26, 2020

and Prospectus dated February 25, 2020)

WELLS FARGO & COMPANY

Medium-Term Notes, Series U

Senior Redeemable Fixed-to-Floating Rate Notes

Inclusive Communities and Climate Bond

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$

Trade Date:	May , 2021

Original Issue Date:	May , 2021 (T+5)

Stated Maturity Date:

May    , 2025; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Optional Redemption:

At our option, we may redeem the notes, in whole at any time or in part from time to time on any day included in the Make-Whole Redemption Period, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, to, but excluding, the Make-Whole Redemption Date and (ii) the Make-Whole Amount, as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities” in the accompanying prospectus. As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on and including May , 2022 and ending on and including May , 2024.

The “Make-Whole Spread” is %.

At our option, we may also redeem the notes (i) in whole, but not in part, on May     , 2024 or (ii) in whole at any time or in part from time to time, on or after April     , 2025, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

Any redemption may be subject to prior regulatory approval and will be effected as described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” in the accompanying prospectus, modified as provided in this pricing supplement.

Price to Public (Issue Price):	%, plus accrued interest, if any, from May , 2021

Agent Discount (Gross Spread):	%

All-in Price (Net of Agent Discount):	%, plus accrued interest, if any, from May , 2021

Net Proceeds:	$

Interest Rate:

The notes will bear interest at a fixed rate from May    , 2021 to, but excluding, May    , 2024 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, May       , 2024 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Initial Interest Rate:	%

Interest Payment Dates:	Each May and November, commencing November , 2021 and ending May , 2024

Business Day:

For interest payable for the Fixed Rate Period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York.

Benchmark:	UST % due

Benchmark Yield:	%

Spread to Benchmark:	+ basis points

Re-Offer Yield:	%

Floating Rate Terms

Floating Rate Period:

See “Description of Debt Securities—Interest and Principal Payments” and “—Floating Rate Debt Securities” in the accompanying prospectus for additional information, modified as provided in this pricing supplement.

Base Rate:

Compounded SOFR (a compounded average of daily SOFR), calculated in accordance with the formula set forth below, with the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (0.000005 being rounded upwards to 0.00001):

.

where for purposes of applying the above formula to the terms of the notes:

“d0”, for any observation period, is the number of U.S. Government Securities Business Days in the relevant observation period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant observation period;

“SOFRi”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is equal to SOFR (as defined below under “Determination of Interest Rate for the Floating Rate Period”) in respect of that day;

“ni”, for any U.S. Government Securities Business Day “i” in the relevant observation period, is the number of calendar days from, and including, such U.S. Government Securities Business Day “i” to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” is the number of calendar days in the relevant observation period.

Spread:	+ basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Calculation:

In respect of each interest period during the Floating Rate Period, the amount of interest payable on the notes will be equal to the product of (i) the outstanding principal amount of the notes multiplied by (ii) the product of (a) the Base Rate for the relevant interest period plus the Spread multiplied by (b) the quotient of the actual number of calendar days in such interest period divided by 360, subject to the minimum interest rate. An “interest period” with respect to an interest payment date during the Floating Rate

Period means the period from, and including, the immediately preceding interest payment date (or, in the case of the first interest period during the Floating Rate Period, May       , 2024) to, but excluding, that interest payment date.

Index Currency:	U.S. Dollars

Interest Determination Date:	The date five U.S. Government Securities Business Days before each interest payment date during the Floating Rate Period.

Observation Period:

In respect of each interest period during the Floating Rate Period, the period from, and including, the date five U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date five U.S. Government Securities Business Days preceding the interest payment date for such interest period.

U.S. Government Securities
Business Day:

Any day other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day:

For interest payable for the Floating Rate Period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York that is also a U.S. Government Securities Business Day. If any interest payment date, other than a date of maturity, during the Floating Rate Period falls on a day that is not a business day, it will be postponed to the following business day, except that if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day.

Interest Payment Dates:	Each February , May , August and November , commencing August , 2024, and at maturity.

Discontinuance of Base Rate:	In certain circumstances, an alternate base rate may replace Compounded SOFR for all purposes relating to the notes. See “Determination of Interest Rate for the Floating Rate Period” below.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. References to “our designee” in the sections entitled “Determination of Interest Rate for the Floating Rate Period” and “Risk Factors” shall mean the Calculation Agent appointed by us.

Listing:	None

Principal Amount

Agents (Bookrunners):	Wells Fargo Securities, LLC	$
Academy Securities, Inc.
CastleOak Securities, L.P.
Penserra Securities LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

Agents (Joint Lead Managers):

Agents (Co-Managers):

	Total:	$

Supplemental Plan of Distribution:

On May , 2021, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of %, plus accrued interest, if any, from May     , 2021. The purchase price equals the issue price of     % less a discount of     % of the principal amount of the notes.

United States Federal Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U2T9

Supplemental Use Of Proceeds

When used in this section, “Wells Fargo,” “we,” “us” and “our” refer to Wells Fargo & Company and its subsidiaries.

Introduction

Through the issuance of green, social or sustainability bonds (collectively, “Sustainability Bonds”), we seek to reinforce our commitment to projects that align with our sustainability goals and advance the development of the broader sustainable finance market. Sustainability Bonds are debt securities issued by us, including the notes, where the net proceeds are allocated to projects consistent with the Wells Fargo Sustainability Bond Criteria (the “Criteria”) as described in the Wells Fargo Sustainability Bond Framework (the “Framework”).

The Framework is a voluntary framework of guidelines that follows the International Capital Market Association’s Green Bond Principles, 2018 edition (the “Green Bond Principles”), Social Bond Principles, 2020 edition (the “Social Bond Principles”), and Sustainability Bond Guidelines, 2018 edition (the “Sustainability Bond Guidelines”). The four common core components of the Green Bond Principles, the Social Bond Principles and the Sustainability Bond Guidelines are: (1) use of proceeds, (2) process for project evaluation and selection, (3) management of proceeds and (4) reporting.

An amount equal to the net proceeds from the sale of the notes offered hereby will finance or refinance, in whole or in part, loans and/or investments made by us to support projects that meet certain sub-sets of the Criteria, as further described below, in accordance with the Framework. We intend to allocate an amount equal to the net proceeds of this issuance to a combination of Climate Projects (as defined below) and Inclusive Communities Projects (as defined below) (collectively, “Inclusive Communities and Climate Projects”). Inclusive Communities and Climate Projects may include transactions originated and/or investments committed by us up to 24 months prior to the issuance of the notes.

Climate Projects

The following projects and criteria represent “Climate Projects” for this issuance of notes: renewable energy projects, which include acquisition, development, operation and maintenance of new and ongoing renewable activities and projects including: (1) on and offshore wind energy power generation, including development, construction and operational production or manufacturing facilities wholly dedicated to wind energy generation; (2) solar energy power generation, including development, construction and operation of generation facilities; (3) geothermal energy power generation with direct emission of <100gCO2/kWh, including development, construction and operation of generation geothermal energy facilities; and (4) manufacturing of wind turbines or solar panels, in each case utilizing the Equator Principles, as appropriate, and excluding nuclear power, fossil fuels and grid infrastructure that support fossil fuels and pipelines. Climate Projects may include expenditures and/or investments made by us to support capital improvements in our own facilities.

The Climate Projects represent a sub-set of the “Eligible Green Projects” identified in the Framework.

Inclusive Communities Projects

The following projects and criteria represent “Inclusive Communities Projects” for this issuance of notes:

(1)

housing affordability projects which include: projects to design, construct, build, expand or renovate multi-family housing properties for low- and moderate-income populations that specifically qualify for the Low Income Housing Tax Credit, in which financing may be provided in the form of loans, equity investments or investments in regional and national funds; and

(2)

socioeconomic advancement and empowerment projects that promote economic development and job creation for underserved or vulnerable populations, specifically projects financed via the New Markets Tax Credit program in U.S. census tracts where the Tract Minority Population comprises the majority of the total population. “Tract Minority Population” means the tract’s total population minus the white alone population.

The Inclusive Communities Projects represent a sub-set of the “Eligible Social Projects” identified in the Framework. All Eligible Green Projects and all Eligible Social Projects as described in the Framework are referred to collectively as “Eligible Projects.”

Exclusions

In addition to exclusions specifically noted above, Eligible Projects, including Inclusive Communities and Climate Projects, exclude the following industries and businesses as outlined in our Environmental and Social Risk Management (“ESRM”) companywide policy:

•

Coal industry, including companies deriving profits from mountaintop removal coal operations or any project associated with the expansion of an existing or development of a new coal mine or new coal-fired power plant;

•	Equator Principles in-scope transactions in the Alaska Arctic Region;

•	Modern slavery, servitude, forced or compulsory labor (including child labor) and human trafficking; and

•	Private prison companies and immigrant detention centers.

Process for Project Evaluation and Selection

We have established a Sustainability Bond Council (the “Council”), which is responsible for screening all Eligible Projects, including Inclusive Communities and Climate Projects identified by our business units and the Sustainable Finance Center of Excellence, against the Criteria. Once evaluated by the Council, qualifying projects are tagged as either or both an Eligible Green Project or an Eligible Social Project without double counting.

The Council is led by our Sustainable Finance Center of Excellence, and includes representatives from Environmental and Social Impact Management; Diverse Segments, Representation and Inclusion; Corporate and Investment Banking; and Corporate Treasury.

Our selection process for defining all Eligible Green Projects and Eligible Social Projects takes into account the following objectives:

•

Each project included is designed to meet the Criteria contained in the Framework for inclusion in the Eligible Project Portfolio (references herein to the “Eligible Project Portfolio” mean all of the projects identified that meet the Criteria and that are included in the portfolio of Eligible Projects);

•	Each project included is reviewed to evaluate compliance with our ESRM companywide policy; and

•	Each project included aligns with the Green Bond Principles, Social Bond Principles or Sustainability Bond Guidelines and is designed to comply with industry guidelines.

The net proceeds for the notes offered hereby will be allocated to Climate Projects and Inclusive Communities Projects within the broader Eligible Project Portfolio.

If our financing of any project in the Eligible Project Portfolio is terminated or if a project no longer meets the Criteria, the Council will remove such project from the Eligible Project Portfolio in a timely manner.

Management of Proceeds

All projects in the Eligible Project Portfolio, including the projects identified in connection with this issuance of notes, will be tagged as either or both an Eligible Green Project or an Eligible Social Project within our Sustainability Bond tracking methodology. The Eligible Project Portfolio is dynamic; new Eligible Projects are added and existing projects are removed due to maturity, termination or disposition during the finance period. Any changes to the Eligible Project Portfolio will be managed and reviewed by the Council.

The Council is responsible for supervising the Eligible Project Portfolio and allocating the net proceeds raised from the sale of our Sustainability Bonds, including the notes. The Council will meet quarterly to evaluate whether the aggregate amount by outstanding balance or amount invested in the Eligible Project Portfolio is equal to or greater than the net proceeds attributable to all of our Sustainability Bonds. We intend to fully allocate within 24 months from the issuance date an amount equal to the net proceeds of the notes. The Council is also responsible for continued evaluation of the Criteria to assess whether it meets industry best practices.

If for any reason the aggregate amount of net proceeds attributed to the Eligible Project Portfolio is less than the total amount of net proceeds attributable to all of our outstanding Sustainability Bonds, we will hold the unallocated amount in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in our liquidity portfolio until the amount can be allocated towards the Eligible Project Portfolio.

Reporting

We intend to publish a Sustainability Bond report (the “Report”) on our website within 12 months from the date of issuance of the notes. We will update the Report annually until the net proceeds of any outstanding Sustainability Bonds are fully allocated to Eligible Projects and as promptly as practicable in case of any material change in the Eligible Project Portfolio thereafter.

The Report will detail:

•	The total net proceeds raised by our Sustainability Bond issuances and the total amount of an issuance’s unallocated net proceeds, if any;

•	The categories of sustainability projects in the Eligible Project Portfolio to which net proceeds have been allocated and the total amount of net proceeds allocated to Eligible Projects; and

•	The estimated impact and benefits realized from the allocated projects to the extent information is available to track and report publicly.

Additional reporting will be made in the case of any material changes to the underlying investments.

External Review

We intend to engage an independent auditor to provide a limited assurance report over the allocation of Sustainability Bond net proceeds to Eligible Projects and may engage an independent consultant with experience in sustainability research and analysis.

The independent auditor will be engaged to assess whether the aggregate amount allocated in the Eligible Project Portfolio is equal to or greater than the net proceeds attributable to our outstanding Sustainability Bonds.

The independent consultant will provide an assessment as to whether the projects financed met the Criteria and impact reporting objectives outlined in the Framework.

Further Information

Sustainalytics, an independent provider of sustainability research, analysis and services to investors and other financial institutions globally, has provided a second party opinion on the Framework (the “Opinion”). The Opinion and the Framework are available on our website. Information on our website, including the Opinion and the Framework, do not constitute a part of, and are not incorporated by reference in, this pricing supplement or the accompanying prospectus supplement or prospectus.

Risk Factors

Risk Relating To An Investment In The Notes

There Can Be No Assurance That The Use Of Proceeds Will Be Suitable For The Investment Criteria Of An Investor, And There Is No Contractual Obligation To Allocate An Amount Equal To The Net Proceeds From The Sale Of The Notes To Inclusive Communities and Climate Projects.

We intend to allocate an amount equal to the net proceeds of the sale of the notes to the financing or refinancing, in whole or in part, of existing or future Inclusive Communities and Climate Projects (as defined under “Supplemental Use of Proceeds” in this pricing supplement). During the term of the notes, if for any reason the aggregate amount in the Eligible Project Portfolio (as defined under “Supplemental Use of Proceeds” in this pricing supplement) is less than the total net proceeds from the sale of the notes, we will hold the balance of the unallocated amount in cash, cash equivalents and/or other liquid marketable instruments (including U.S. Treasury securities) in our liquidity portfolio until the amount can be allocated towards the Eligible Project Portfolio. Furthermore, in connection with the allocation of an amount equal to the net proceeds of the sale of the notes to Inclusive Communities and Climate Projects, no assurance can be given that such allocation will be capable of being implemented in such manner or in accordance with any timing schedule, or that any such financing or refinancing of Inclusive Communities and Climate Projects will be completed within any specified period or at all or with the results or outcome as we originally expected or anticipated. Prospective investors should consider the information in the “Supplemental Use of Proceeds” section herein and consult with their advisors before making an investment in the notes. Prospective investors must determine for themselves the relevance of such information for the purpose of any investment in the notes, together with any other investigation they deem necessary. In particular, no assurance is or can be given by us or any agent or any other person that the allocation of an amount equal to the net proceeds of the sale of the notes to finance or refinance any Inclusive Communities and Climate Projects will satisfy, whether in whole or in part, any current or future investor expectations or requirements regarding any investment criteria or guidelines with which such investor or its investments are required to comply (whether by any current or future applicable law or regulation or by its own bylaws or other governing rules or investment portfolio mandates), in particular with regard to any direct or indirect social, environmental or sustainability impact of any Inclusive Communities and Climate Projects.

There currently is no legal, regulatory or similar definition of, or market consensus as to what constitutes, a “social,” “green,” “sustainable” or similarly labeled project, or as to what precise attributes are required for a particular project to be defined as “social,” “green” or “sustainable”. Accordingly, no assurance is or can be given to investors that any Inclusive Communities and Climate Project selected to receive an allocation of funds will meet any or all investor expectations regarding such “social,” “green,” “sustainable” or other similarly labeled objectives, or that any adverse environmental, social and/or other impacts will not occur before, during or after the implementation of any Inclusive Communities and Climate Project or otherwise.

No assurance or representation is or can be given by us or any agent as to the suitability or reliability for any purpose whatsoever of any “second party opinion” or certification regarding the use of proceeds (whether or not solicited by us or any affiliate), in particular with respect to whether any Inclusive Communities and Climate Projects fulfill any environmental, social, sustainability or other criteria. Any such opinion or certification is not, nor should it be deemed to be, a recommendation by us or any agent to buy, sell or hold any notes. Any such opinion or certification is only current as of the date it was initially issued. To our knowledge, currently the providers of such opinions and certifications are not subject to any specific regulatory or other regime or oversight. In addition, any such provider engaged by us or one of our affiliates will receive a pecuniary benefit in connection with the issuance of any such opinion or certification. Prospective investors must determine for themselves the relevance and reliability of any such opinion or certification and/or the information contained therein, as well as the provider of any such opinion or certification, for the purpose of any investment in the notes. For the avoidance of doubt, no such opinion or certification is, nor shall it be deemed to be, incorporated into this pricing supplement or the accompanying prospectus supplement or prospectus.

While we intend to allocate an amount equal to the net proceeds of the sale of the notes to Inclusive Communities and Climate Projects and to provide periodic progress reports as described in “Supplemental Use of Proceeds,” there is no contractual obligation for us to do so. Our failure to allocate an amount equal to the net proceeds of the notes to finance or refinance Inclusive Communities and Climate Projects or to provide periodic progress reports, the failure of any business or project related to an Inclusive Communities and Climate Projects to meet investor expectations regarding such “social,” “green,” “sustainable” or other similarly labeled performance objectives, or the failure of an independent external review provider with environmental or social expertise to issue a second party opinion on the allocation of the proceeds or the withdrawal of any such opinion, will not constitute a breach of contract, an event of default or a covenant breach under the notes or the indenture. Any such failure may adversely affect the value of the notes and/or have adverse consequences for certain investors with portfolio mandates to invest in social, green, sustainable or similarly labeled projects.

Risks Relating To A Benchmark Replacement

If A Benchmark Transition Event And Its Related Benchmark Replacement Date Occur With Respect To Compounded SOFR (Including Daily SOFR), The Interest Rate For Any Applicable Interest Period During The Floating Rate Period Will No Longer Be Determined By Reference To Compounded SOFR.

If a Benchmark Transition Event and its related Benchmark Replacement Date occur with respect to Compounded SOFR (including daily SOFR), then the interest rate on the notes for any applicable interest period during the Floating Rate Period will no longer be determined by reference to Compounded SOFR, but instead will be determined by us or our designee by reference to another rate, as described below under the section entitled “Determination of Interest Rate for the Floating Rate Period.” The composition and characteristics of any Benchmark Replacement may not be the same as Compounded SOFR (including daily SOFR) and there can be no guarantee that any Benchmark Replacement will be a comparable substitute for Compounded SOFR (including daily SOFR). The occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date and the implementation of a Benchmark Replacement may adversely affect the value of and your return on the notes.

The Benchmark Replacement Is Uncertain.

The notes provide that the floating rate of interest on the notes will be determined by reference to Compounded SOFR or another rate pursuant to the definition of “Benchmark Replacement” set forth below. If each alternative rate referenced in the definition of “Benchmark Replacement” is unavailable or indeterminable, we or our designee will determine the Benchmark Replacement that will apply to the notes. The substitution of a Benchmark Replacement for Compounded SOFR may adversely affect the value of and your return on the notes.

We Or Our Designee Will Have Authority To Make Determinations, Elections, Calculations And Adjustments That Could Affect The Value Of And Your Return On The Notes.

We or our designee will make determinations, decisions, elections, calculations and adjustments as set forth under the section entitled “Determination of Interest Rate for the Floating Rate Period” below that may adversely affect the value of and your return on the notes. In particular, we or our designee will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can apply any Benchmark Replacement Conforming Changes deemed reasonably necessary to adopt the Benchmark Replacement. Although we or our designee will exercise judgment in good faith when performing such functions, potential conflicts of interest may exist between us, our designee and you. All determinations, decisions, elections, calculations and adjustments by us or our designee in our or its sole discretion will be conclusive for all purposes and binding on us and holders of the notes absent manifest error. In making the determinations, decisions, elections, calculations and adjustments noted under the section entitled “Determination of Interest Rate for the Floating Rate Period” below, we or our designee may have economic interests that are adverse to your interests, and such determinations, decisions, elections, calculations and adjustments may adversely affect the value of and your return on the notes. Because the Benchmark Replacement is uncertain, we or our designee are likely to exercise more discretion in respect of calculating interest payable on the notes for the Floating Rate Period than would be the case in the absence of a Benchmark Transition Event and its related Benchmark Replacement Date.

Risks Relating To SOFR And Compounded SOFR

SOFR Has A Very Limited History; The Future Performance of SOFR Cannot Be Predicted Based On Historical Performance.

The publication of SOFR began on April 3, 2018, and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The level of SOFR, which will be used to calculate Compounded SOFR, may bear little or no relation to the historical level of SOFR. Prior observed patterns, if any, in the behavior of market variables, such as correlations, may change in the future. While pre-publication indicative historical data going back to August 2014 has been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR or the notes may be inferred from any of the historical simulations or historical performance. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR or the notes.

Any Failure Of SOFR To Gain Market Acceptance Could Adversely Affect The Notes.

SOFR is a relatively new rate and may fail to gain market acceptance. SOFR was developed for use in certain U.S. Dollar derivatives and other financial contracts as an alternative to U.S. Dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight Treasury repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the value of and your return on the notes and the price at which you can sell your notes.

The Interest Rate On The Notes During The Floating Rate Period Is Based On A Daily Compounded SOFR Rate, Which Is Relatively New In The Marketplace.

For each interest period during the Floating Rate Period, the interest rate on the notes is based on a daily compounded SOFR rate calculated using the specific formula described in this pricing supplement, not the SOFR rate published on or in respect of a particular date during the related observation period, an average of SOFR rates during such period or the SOFR Index. For this and other reasons, the interest rate on the notes during any observation period within the Floating Rate Period will not be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an observation period within the Floating Rate Period is negative, the portion of the accrued interest compounding factor specifically attributable to such date will be less than one, resulting in a reduction to the accrued interest compounding factor used to calculate the interest payable on the notes on the related interest payment date; provided that in no event will the interest payable on the notes be less than zero.

In addition, very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. Accordingly, the specific formula for the daily compounded SOFR rate used in the notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the value of such notes.

The Amount Of Interest Payable With Respect To Each Interest Period During The Floating Rate Period Will Be Determined Near The End Of The Interest Period.

The level of the base rate applicable to each interest period during the Floating Rate Period and, therefore, the amount of interest payable with respect to such interest period will be determined on the interest determination date for such interest period. Because each such date is near the end of such interest period, you will not know the amount of interest payable with respect to each such interest period until shortly prior to the related interest payment date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such interest payment date. This inability to estimate the amount of interest payable on an interest payment date may cause some investors to be unwilling or unable to trade in the notes, which could adversely impact the liquidity and value of the notes. In addition, holders of the notes will not benefit from any increase in the level of SOFR that occurs between the final interest determination date and maturity.

The Composition And Characteristics of SOFR Are Not The Same As Those Of LIBOR.

In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee announced SOFR as its recommended alternative to U.S. Dollar LIBOR. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR differs from LIBOR (or any other alternative reference rate to LIBOR) in three key respects. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is currently only an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. Finally, Compounded SOFR is the compounded average of daily SOFRs calculated in arrears while LIBOR is a forward-looking rate that is published with different maturities. Uncertainty surrounding the establishment of market conventions related to the calculation of Compounded SOFR and whether it is a suitable substitute or successor for LIBOR may adversely affect the value of and your return on the notes.

The SOFR Administrator May Make Changes That Could Change The Value of SOFR Or Discontinue SOFR And Has No Obligation To Consider Your Interests In Doing So.

SOFR, which will be used to calculate Compounded SOFR, is a relatively new rate, and The Federal Reserve Bank of New York (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR (in which case an alternative rate referenced in the definition of “Benchmark Replacement” will apply). The administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing SOFR. For purposes of the formula used to calculate the amount of interest payable on the notes during the Floating Rate Period, SOFR in respect of a particular date will not be adjusted for any modifications, corrections or amendments to SOFR data that the administrator of SOFR may publish after SOFR for such day has been determined as described herein.

Risk Relating To The Secondary Market

The Secondary Trading Market For Notes Linked To Compounded SOFR May Be Limited.

Since Compounded SOFR is a relatively new market benchmark rate, the notes may have no established trading market when issued and an established trading market may never develop or may not be very liquid. Market terms for debt securities linked to Compounded SOFR (such as the notes) such as the spread may evolve over time and, as a result, trading prices of the notes may be lower than those of later-issued debt securities that are linked to Compounded SOFR. Similarly, if Compounded SOFR does not prove to be widely used in debt securities similar to the notes, the trading price of the notes may be lower than that of comparable debt securities linked to rates that are more widely used. Investors in the notes may not be able to sell such notes at all or may not be able to sell such notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Further, investors wishing to sell the notes in the secondary market will have to make assumptions as to the future performance of Compounded SOFR during the interest period in which they intend the sale to take place. As a result, investors may suffer from increased pricing volatility and market risk.

Risks Relating To Wells Fargo Or Its Affiliates

Research Reports By Us Or Our Affiliates May Be Inconsistent With An Investment In The Notes.

We or our affiliates may, at present or in the future, publish research reports on Compounded SOFR, SOFR and any Benchmark Replacement. This research is modified from time to time without notice and may, at present or in the future, express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any such research reports could adversely affect the value of and your return on the notes.

See “Risk Factors” in the accompanying prospectus for additional risk factors regarding the notes, including, in particular, the risk factor entitled “One Of Our Affiliates May Act As The Calculation Agent With Respect To Our Securities And, As A Result, Potential Conflicts Of Interest Could Arise.”

SOFR

SOFR is published by the New York Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. The New York Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate plus bilateral Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”), and SOFR is filtered by the New York Federal Reserve to remove a portion of the foregoing transactions considered to be “specials.” According to the New York Federal Reserve, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The New York Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The New York Federal Reserve also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the New York Federal Reserve would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by Wells Fargo Securities, LLC, our wholly owned subsidiary, as a primary dealer. If data other than those provided by The Bank of New York Mellon or DTCC Solutions LLC are used in the calculation of SOFR, the change in source will be noted by the SOFR Administrator (as defined below) when the rate is published.

The New York Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the New York Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. Government Securities Business Day, the SOFR Administrator publishes SOFR on its website at approximately 8:00 a.m., New York City time for trades made on the immediately preceding U.S. Government Securities Business Day. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point (0.01%). Any time a rate is revised, a footnote to the New York Federal Reserve’s publication would indicate the revision. This revision threshold will be reviewed periodically by the New York Federal Reserve and may be changed based on market conditions.

Because SOFR is published by the SOFR Administrator based on data received from other sources, we have no control over its determination, calculation or publication. See “Risk Factors.”

The information contained in this section “SOFR” is based upon the SOFR Administrator’s Website (as defined below) and other U.S. government sources.

Determination of Interest Rate for the Floating Rate Period

Your notes will bear interest for each interest period during the Floating Rate Period at a per annum rate equal to Compounded SOFR plus the spread, subject to the minimum interest rate and the other terms described above under “Floating Rate Terms.” Compounded SOFR will be determined by us or our designee using the formula described above under “Floating Rate Terms.” SOFR will be determined by us or our designee in the following manner:

•	“SOFR” means, with respect to any U.S. Government Securities Business Day:

•

(1) the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day as such rate appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on the immediately following U.S. Government Securities Business Day (the “SOFR Determination Time”);

•

(2) if the rate specified in (1) above does not so appear, the Secured Overnight Financing Rate as published in respect of the first preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator’s Website;

where:

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the Secured Overnight Financing Rate); and

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, or any successor source.

•

Notwithstanding the foregoing, if we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the interest determination date in respect of any interest payment date for the Floating Rate Period, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of such determination on such date and all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

Any determination, decision, election or calculation that may be made by us or our designee pursuant to the provisions described in this section “Determination of Interest Rate for the Floating Rate Period,” including any determination with respect to a rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error, may be made in our or our designee’s sole discretion, and, notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from any other party.

For the avoidance of doubt, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, interest payable on the notes for the Floating Rate Period will be an annual rate equal to the sum of the applicable Benchmark Replacement and the spread set forth under the section entitled “Floating Rate Terms” above.

Upon the request of the holder of any note, we or our designee will provide the calculation of the amount of interest payable in respect of any interest payment date during the Floating Rate Period.

As used herein:

The term “Benchmark” means, initially, Compounded SOFR, as defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published daily SOFR used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

The term “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or our designee for the applicable Benchmark Replacement Date:

(1)    the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark and (b) the Benchmark Replacement Adjustment;

(2)    the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;

(3)    the sum of: (a) the alternate rate of interest that has been selected by us or our designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

The term “Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or our designee for the applicable Benchmark Replacement Date:

(1)    the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)    if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;

(3)    the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time.

For the avoidance of doubt, the Benchmark Replacement Adjustment for the applicable Benchmark Replacement Date may be selected, recommended or determined on a day other than such Benchmark Replacement Date.

The term “Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “interest period”, “interest determination date” and “observation period”, timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) that we or our designee decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decide that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determine is reasonably necessary).

The term “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)    in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2)    in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or such component) is no longer representative based on the determination and announcement by the regulatory supervisor for the administrator of such Benchmark (or such component); provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if such Benchmark (or such component) continues to be provided on such date. For avoidance of doubt, the Benchmark Replacement Date could occur some period of time after the most recent statement or publication referenced in clause (3) of the definition of “Benchmark Transition Event.”

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as the interest determination date, but earlier than the Reference Time on that date, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

The term “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1)    a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(2)    a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3)    a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component) announcing that the Benchmark (or such component) is no longer, or as of a specified future date will no longer be, representative.

The term “ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. (“ISDA”) or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

The term “ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

The term “ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

The term “Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Determination Time, and (2) if the Benchmark is not Compounded SOFR, the time determined by us or our designee in accordance with the Benchmark Replacement Conforming Changes.

The term “Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

The term “Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.